GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

02055451

Our Ref : GCSS-EL/2080/02/LTR

SUPPL

5 October 2002

SEC MAIL PROCESSING
RECEIVED
OCT
BY COURIER
WASH. D.C. 180 SECTION

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed herewith a copy of the Announcement dated 30 September 2002 *(New Associated Company; Change in Shareholding in subsidiary; and Change in subsidiaries within the Millennium & Copthorne Hotels plc Group).*

Regards,

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dlw 10/30

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

MASNET No. 36 OF 30.09.2002
Announcement No. 36

CITY DEVELOPMENTS LIMITED

(1) New associated company, (2) Change in shareholding in subsidiary and (3) Change in subsidiaries within the Millennium & Copthorne Hotels plc Group

30 September 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Dear Sir

We wish to advise that:

(1) New Associated Company – Glengary Pte. Ltd.

City Developments Limited (the "Company") through its wholly-owned subsidiary, Faber-Rhine Properties Pte Ltd, holds 50% of the equity in an associated company, Glengary Pte. Ltd. (" Glengary"). The remaining equity interests in Glengary are held by AIG Marina Investment Limited. Information relating to the associated company is as follows:

Name of Company	:	Glengary Pte. Ltd.
Date & Country of Incorporation	:	25 April 2002, Singapore
Authorised Share Capital	:	S$100,000/- divided into 100,000 shares of S$1/- each
Issued & Paid-up Share Capital	:	S$2/- divided into 2 shares of S$1/- each
Principal Activities	:	Property owner and developer

(2) Change in Shareholding in Subsidiary

Pacific Height Enterprises Company Limited ("Pacific Height"), a 60% subsidiary of Union Chain Investment Limited ("Union Chain") which in turn is a wholly-owned subsidiary of the Company, has increased its authorised share capital and pursuant thereto, increased its issued and paid-up capital by way of an allotment of shares to Union Chain and Itochu Corporation (" Itochu"). The shares in Pacific Height held by Itochu and Elitist Company Limited were subsequently acquired by Union Chain, resulting in Pacific Height becoming a wholly-owned subsidiary of Union Chain. Pacific Height's increased authorised, and issued and paid-up share capital are as follows:

Authorised Share Capital	:	JPY3,775,000,000/- (increased from JPY1,750,000,000/-) and HKD10,000,000/-
Issued and Paid-up Share Capital	:	JPY3,775,000,000/- (increased from JPY1,750,000,000/-) and HKD5/- (no change)

<u>(3) Change in Subsidiaries within the Millennium & Copthorne Hotels plc ("M&C") Group</u>

(i) Harrow Entertainment Pte Ltd ("Harrow"), a subsidiary within the M&C Group, which in turn is a subsidiary of the Company, has acquired the remaining 30% interest in the capital of City Elite Pte Ltd ("City Elite") from The Elite Society (BVI) Ltd. Consequent to the acquisition, City Elite has become a wholly-owned subsidiary of Harrow.

(ii) Landcorp Realty Limited, a subsidiary within the M&C Group, having ceased to carry on business, was removed from the Companies Register of New Zealand with effect from 27 February 2002.

(iii) The Philippine Fund Limited ("TPFL") and Zatrio Pte Ltd ("ZPL") have accepted Grand Plaza Hotel Corporation ("GPHC")'s shares buyback offer ("GPHC's offer") for the purchase of part of their shareholdings in GPHC. GPHC is a subsidiary within the M&C Group.

GPHC's offer was made to all shareholders of GPHC based on the buyback ratio of one share for every twenty shares held by each shareholder in the share capital of GPHC at the price of Philippine Pesos 50 per share.

Following the acceptance of GPHC's offer, the M&C Group's shareholding in GPHC is as follows:-

	TPFL		ZPL	
	No. of Shares of P10 each	**% shareholding**	**No. of Shares of P10 each**	**% shareholding**
Shareholding before acceptance of GPHC's offer	47,059,432	54.13%*	28,802,617	33.13*
Shares sold back to GPHC	(2,327,971)	-	(1,440,130)	-
Total shareholdings after acceptance of GPHC's offer	44,731,461	54.14%**	27,362,487	33.12%**

* percentage based on the issued and paid up share capital of 86,941,205 shares (net of treasury stocks)

** percentage based on the issued and paid up share capital of 82,623,107 shares (net of treasury stocks)

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 30/09/2002 to the SGX